FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of November 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F          X         Form 40-F
                            ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No         X
                     ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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Documents Included as Part of this Report:


No.        Document
---        --------

1.        Material Change Report dated November 9, 2004.

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                                                                      Document 1
                                                                     -----------

                            MATERIAL CHANGE REPORT

                    Pursuant to National Instrument 51-102

1.     NAME AND ADDRESS OF COMPANY

       Cedara Software Corp. ("Cedara")
       6509 Airport Road
       Mississauga, Ontario
       L4V 1S7

2.     DATE OF MATERIAL CHANGE

       November 8, 2004

3.     NEWS RELEASE

       A press release disclosing the material change was issued by Cedara on November 8, 2004. A copy of the press release is attached hereto as Appendix "A".

4.     SUMMARY OF MATERIAL CHANGE

       On November 8, 2004, Cedara announced the appointment of two new directors.

5.     FULL DESCRIPTION OF MATERIAL CHANGE

       On November 8, 2004, Cedara announced the appointment of Mr. R. Ian Lennox and Ms. Dianne Lister as directors of the company. Mr. Lennox is currently Chairman of the Board of Stressgen Biotechnologies Corporation of San Diego, Lead Director of KBSH Capital Management Inc. of Toronto and a Director of MSBi Ventures of Montreal. Ms. Lister is founder of The Dianne Lister Group, a national consulting firm providing strategic counsel for the non-profit and philanthropic sectors. Mr. Lennox and Ms. Lister replace Analogic Corporation's appointees, Bernard M. Gordon and John J. Millerick.

6.       RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

       Not applicable.

7.     OMITTED INFORMATION

       None.

8.     EXECUTIVE OFFICER

       Further information regarding the matters described in this report may be obtained from Brian Pedlar, Chief Financial Officer of Cedara who is knowledgeable about the details of the material change and may be contacted at (905) 672-2100. 9.

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9.     STATEMENT OF EXECUTIVE OFFICER

       The foregoing accurately discloses the material change referred to herein.

       DATED at Toronto, Ontario this 9th day of November, 2004.


                                                CEDARA SOFTWARE CORP.


                                                By:  /s/ Brian Pedlar
                                                     ---------------------------
                                                       Brian Pedlar
                                                       Chief Financial Officer

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                                 Appendix "A"

                                    CEDARA



FOR IMMEDIATE RELEASE:

Contact:                                                            News Release
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


                 Cedara Software Announces the Appointment of
                 Two Directors to Replace Analogic Appointees

TORONTO, November 8, 2004 -- Cedara Software Corp. (NASDAQ:CDSW and TSX:CDE) a leading independent developer of medical software technologies for the global healthcare market, announced today the appointment of two new Directors to its Board, R. Ian Lennox and Dianne Lister.

Ian Lennox is currently Chairman of the Board, Stressgen Biotechnologies Corporation of San Diego, Lead Director of KBSH Capital Management Inc of Toronto and a Director of MSBi Ventures of Montreal. He was formerly President and CEO of MDS Pharmaceutical and Biotechnology Markets (2002-2004); President and CEO of MDS Drug Discovery and Development Sector (2000-2002); President and CEO of Phoenix International Life Sciences (1999-2000); Chairman and CEO of Drug Royalty Corporation Inc. (1996-2002); and, President and CEO of Monsanto Company Canada (1991-1997). Mr. Lennox holds an MBA and a HSBc. (Dean's List - Physiology & Pharmacology) from the University of Western Ontario.

Dianne Lister is founder of The Dianne Lister Group, a national consulting firm providing strategic counsel for the non-profit and philanthropic sectors. From 1993-2003 she was President and Chief Executive Officer of The Hospital for Sick Children Foundation which raises over $50 million annually. The endowment base quadrupled from $100 million to $425 million during her tenure. A graduate of Trent University, and Osgoode Hall Law School, Ms. Lister previously practiced law as a child welfare lawyer and litigator.

Mr. Lennox and Ms. Lister replace Analogic Corporation (NASDAQ: ALOGE) appointees, Bernard M. Gordon, Analogic Founder, Chairman Emeritus, and a member of its board of directors; and John J. Millerick, Analogic's Senior Vice President and CFO.

In September of 2001, Analogic acquired a then 19% interest in Cedara Software Corporation which included the right to two seats on Cedara's Board. In summarizing the purpose of that agreement, Mr. Gordon said that Analogic and Cedara had major customers in common and shared complementary technologies. By forming a relationship, the two companies could expand their capabilities and offer a broader range of products and services to their OEM (Original Equipment Manufacturer) customers.

John Millerick noted today that, "Cedara has effected a dramatic turnaround over the past two years and is now well positioned for continuing growth. Analogic's original objectives in investing in Cedara have been accomplished. We intend to maintain a close working relationship with the company. Cedara, for example, provides advanced image-processing and document workflow software to ANEXA(TM), our subsidiary that provides next-generation, digital imaging solutions to select end-user markets such as orthopedic and trauma centers."

"This announcement is extremely good news for Cedara and demonstrates the continued progress of the company", said Abe Schwartz, Cedara President and CEO. "I am delighted to welcome Ian Lennox and Dianne Lister to Cedara's Board of Directors. Cedara's ability to attract such high-caliber Board members is a testament to the company's recent accomplishments."

"I would also like to thank Bernard Gordon, Analogic's founder, and John Millerick, Analogic's CFO for all that they have done for Cedara. Analogic rescued Cedara in 2001 and has continued to support Cedara until it was able to effect the dramatic turnaround over the last two years. Today, there is a clear and growing perception in both the financial markets and the medical industry that Cedara is now more than strong enough to stand on its own feet. Analogic continues to act in Cedara's best interests by recognizing this. Analogic has also benefited from its relationship with Cedara both financially and operationally. Cedara and Analogic's close business relationship will continue. Cedara is excited with what Analogic is doing through its ANEXA subsidiary. At the same time, Analogic is excited about what Cedara is doing with its recent acquisition, eMed Technologies Corporation. Working together, we are optimistic about our future mutual opportunities," said Mr. Schwartz.

Analogic currently holds 4,580,461 shares of Cedara Software Corporation, which represents 14.6% of Cedara's outstanding shares. Analogic Corporation is a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers (OEMs). The Company is recognized worldwide for advancing the state of the art in Computed Tomography (CT), Digital Radiography (DR), Ultrasound, Magnetic Resonance Imaging (MRI), Patient Monitoring, Cardiovascular Information Management, and Embedded Multiprocessing.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 8, 2004


                                            CEDARA SOFTWARE CORP.




                                            By: /s/ Brian Pedlar
                                               ---------------------------------
                                            Brian Pedlar
                                            Chief Financial Officer